UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 24, 2020

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	24 November 2020

Release Number	23/20

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON LOCATED OR RESIDENT IN OR AT ANY ADDRESS IN, ANY JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS ANNOUNCEMENT (SEE “LEGAL NOTICES” BELOW).

Results of BHP’s subordinated note repurchase plan

BHP announced today the results of its global multi-currency subordinated note repurchase plan.

BHP Billiton Finance (USA) Limited (“BHPB Finance (USA) Limited”) and BHP Billiton Finance Limited (“BHPB Finance Limited” and, together with BHPB Finance (USA) Limited, the “Companies” and each a “Company”) today announced the results of BHP’s global multi-currency subordinated note repurchase plan, announced on 13 November 2020, which includes:

(a)

an invitation by BHPB Finance (USA) Limited to eligible holders of its outstanding US$2,250,000,000 6.750 per cent. Subordinated Non-Call 10 Fixed Rate Reset Notes due 2075 guaranteed by BHP Group Limited and BHP Group Plc (the “Parent Companies”) (ISIN: US055451AX66 (Rule 144A) / USQ12441AB91 (Reg S)) (CUSIP: 055451AX6 / Q12441AB9), of which US$745,768,000 in principal amount of such Notes was outstanding as at the Launch Date (the “US Dollar Notes”); and

(b)

an invitation by BHPB Finance Limited to eligible holders of its outstanding €750,000,000 5.625 per cent. Subordinated Non-Call 9 Fixed Rate Reset Notes due 2079 guaranteed by BHP Group Limited and such Notes and such guarantee being guaranteed by BHP Group Plc (ISIN: XS1309436910), of which €714,733,000 in principal amount of such Notes was outstanding as at the Launch Date (the “Euro Notes”; the Euro Notes and the US Dollar Notes each being a “Series”, and any notes within any such Series being the “Notes”, and the eligible holders of any Notes, the “Holders”), to offer to tender any and all of their Notes for repurchase by the relevant Company for cash (together, the “Offers”), on the terms and conditions set out in a tender offer memorandum dated 13 November 2020 prepared by the Companies in connection with the Offers (the “Tender Offer Memorandum”).

Capitalised terms not defined in this announcement have the meanings given to them in the Tender Offer Memorandum.

Results of Offers

The Expiration Deadline for the Offers was 5:00 p.m., New York City time, on 23 November 2020 (the “Expiration Deadline”). The Withdrawal Deadline was 5:00 p.m., New York City time, on 23 November 2020. As a result, tendered Notes may no longer be withdrawn.

The table below contains a summary of the principal amount of Notes the Companies have accepted for purchase pursuant to the Offers following the Expiration Deadline, being all Notes validly tendered and not withdrawn by Holders by the Expiration Deadline.

Notes	ISIN / CUSIP	Principal amount outstanding as at Launch Date	Final Acceptance Amounts(1)	Principal amount outstanding after Settlement Date(1)
US Dollar Notes	US055451AX66 (Rule 144A) / 055451AX6 (CUSIP) USQ12441AB91 (Reg S) / Q12441AB9 (CUSIP)	US$745,768,000	US$492,709,000	US$253,059,000
Euro Notes	XS1309436910	€714,733,000	€461,102,000	€253,631,000

(1)

Assuming that all Notes tendered pursuant to the Guaranteed Delivery Procedures are validly delivered by the Guaranteed Delivery Deadline. The aggregate principal amount of US Dollar Notes tendered pursuant to the Guaranteed Delivery Procedures is US$1,500,000. No amount of Euro Notes were tendered pursuant to the Guaranteed Delivery Procedures.

Holders who tendered their Notes pursuant to the Guaranteed Delivery Procedures set out in the Tender Offer Memorandum must deliver such Notes no later than 5:00 p.m. (New York City time) on the second Business Day after the Expiration Deadline, being 25 November 2020 (such applicable date and time, the “Guaranteed Delivery Deadline”).

Payment for the Notes validly tendered and accepted for purchase (and, in the case of Notes tendered pursuant to the Guaranteed Delivery Procedures, validly delivered by the Guaranteed Delivery Deadline) will be made on the Settlement Date, expected to be 27 November 2020, the third Business Day after the Expiration Deadline.

The Companies have an option to redeem remaining Notes of a Series at par plus any accrued but unpaid interest following the purchase of at least 80 per cent. of the aggregate principal amount of Notes of such Series issued on the “Issue Date” for such Series

As detailed further in the Tender Offer Memorandum, the terms and conditions of each Series allow the relevant Company (subject to applicable laws) to redeem the Notes in that Series early (in whole but not in part), at their outstanding principal amount plus any accrued but unpaid interest, if a “Substantial Repurchase Event” occurs, meaning at least 80 per cent. of the aggregate principal amount of the Notes of such Series issued on the “Issue Date” for such Series has been purchased by or on behalf of the relevant Company and certain related parties of the relevant issuing Company.

Following settlement:

(a)

88.75 per cent. of the total aggregate principal amount of the US Dollar Notes issued on the “Issue Date” for such Series will have been purchased by BHPB Finance (USA) Limited assuming that all US Dollar Notes tendered pursuant to the Guaranteed Delivery Procedures are validly delivered by the Guaranteed Delivery Deadline or 88.69 per cent.    of the total aggregate principal amount of the US Dollar Notes issued on the “Issue Date” excluding any US Dollar Notes tendered pursuant to the Guaranteed Delivery Procedures; and

(b)	66.18 per cent. of the total aggregate principal amount of the Euro Notes issued on the “Issue Date” for such Series will have been purchased by BHPB Finance Limited.

Accordingly, at such time, a “Substantial Repurchase Event” will have been triggered in respect of the US Dollar Notes and it is the current intention of BHPB Finance (USA) Limited to redeem the remaining US Dollar Notes at their outstanding principal amount plus any accrued but unpaid interest, in accordance with the US Dollar Notes’ terms and conditions, following settlement of the Offer for US Dollar Notes. However, BHPB Finance (USA) Limited is not under any obligation to make any such redemption and BHPB Finance (USA) Limited’s intention to do so may change at any time and for any reason.

BHPB Finance Limited may choose to acquire outstanding Euro Notes by way of open market purchases from time to time, but is under no obligation to make any such open market purchases. In addition, if such open market purchases are made and a “Substantial Repurchase Event” is triggered in respect of the Euro Notes, BHPB Finance Limited is not under any obligation to make any redemption pursuant to the terms and conditions of the Euro Notes.

Further Information

Holders may contact the Lead Dealer Managers or the Tender and Information Agent using the contact details below:

LEAD DEALER MANAGERS

Deutsche Bank AG, London Branch	Merrill Lynch International
Winchester House	2 King Edward Street
1 Great Winchester Street	London, EC1A 1HQ
London EC2N 2DB	United Kingdom
United Kingdom

Telephone (London): +44 20 7996 5420
Telephone (London): +44 (0) 20 7545 8011	Telephone (U.S. Toll Free): +1 (888) 292 0070
Telephone (US Toll Free): +1 (866) 627 0391	Telephone (U.S.): +1 (980) 387 3907
Telephone (US): +1 (212) 250 2955	Attention: Liability Management Group
Attention: Liability Management Group	Email: DG.LM-EMEA@bofa.com

In respect of the Offer for Euro Notes:	In respect of the Offer for US Dollar Notes:
UBS AG London Branch	UBS Securities LLC
5 Broadgate	1285 Avenue of the Americas
London EC2M 2QS	New York, New York 10019
United States of America

Telephone: +44 20 7568 1121
Attention: Liability Management Group	U.S. Toll Free: +1 (888) 719-4210
Email: ol-liabilitymanagement-eu@ubs.com	Collect: +1 (203) 719-4210
In Europe: +44 20 7568 1121
Attention: Liability Management Group
Email: ol-liabilitymanagement-eu@ubs.com

TENDER AND INFORMATION AGENT

D.F. King

Offer Website: www.dfking.com/bhp

Email: bhp@dfking.com

In New York:	In London:
48 Wall Street	65 Gresham Street
New York, NY 10005	London EC2V 7NQ
Fax: +1 (212) 709-3328	United Kingdom
Banks and Brokers Call: +1 (212) 269-5550	Tel: +44 20 7920 9700
All Others Call: +1 (866) 829-0135

Legal notices

This announcement must be read in conjunction with the Tender Offer Memorandum. No offer or invitation to acquire or sell any securities is being made pursuant to this announcement.

The distribution of this announcement and the Tender Offer Memorandum, and the transactions contemplated by the Offers, may be restricted in certain jurisdictions by law. Persons into whose possession the Tender Offer Memorandum comes are required by BHPB Finance Limited, BHPB Finance (USA) Limited, the Parent Companies, the Dealer Managers and the Tender and Information Agent to inform themselves about and to observe any such restrictions. The materials relating to the Offers, including this announcement, do not constitute, and may not be used in connection with, an offer or solicitation in any place where, or from any person to or whom, offers or solicitations are not permitted by law.

None of the Companies, the Parent Companies, the Dealer Managers or the Tender and Information Agent (or any of their respective directors, officers, employees, agents or affiliates) is providing Holders with any legal, business, tax or other advice in this announcement and/or the Tender Offer Memorandum.

NEITHER THIS ANNOUNCEMENT NOR THE TENDER OFFER MEMORANDUM HAS BEEN REVIEWED BY ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY IN THE UNITED STATES, THE UNITED KINGDOM OR THE EUROPEAN ECONOMIC AREA, NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH COMMISSION OR AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS ANNOUNCEMENT NOR THE TENDER OFFER MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND MAY BE A CRIMINAL OFFENCE.

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Caroline Cox

Group General Counsel & Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Tara Dines
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 7144 Mobile: +44 79 61 636 432

Americas	Americas

Judy Dane	Brian Massey
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 296 7919 Mobile: +1 832 870 7677

BHP Group Limited ABN 49 004 028 077	BHP Group plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is
headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: November 24, 2020	By:	/s/ Caroline Cox
	Name:	Caroline Cox
	Title:	Company Secretary